UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

EMBASSY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

290791102
(CUSIP Number)

David M. Lobach, Jr.
100 Gateway Drive, Suite 100
Bethlehem, Pennsylvania 18017
(610) 882-8800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 12, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290791102

1.	Names of Reporting Persons:	Frank Banko, III
	IRS Identification Nos. of Above Persons (entities only):		Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7.	Sole Voting Power	494,389
Beneficially
Owned by Each
Reporting Person With	8.	Shared Voting Power	5,600

	9.	Sole Dispositive Power	494,389

	10.	Shared Dispositive Power	5,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	499,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	6.96%

14.	Type of Reporting Person (See Instructions)	IN

Table of Contents

CUSIP No. 290791102

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of Embassy Bancorp, Inc., a Pennsylvania corporation (the “Company”).  The address of the principal executive office of the Company is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania 18017.

Item 2.	Identity and Background

This statement is filed by Frank Banko, III (“Mr. Banko, III”), who is a United States citizen.  Mr. Banko, III is a Director of the Company and its primary operating subsidiary, Embassy Bank for the Lehigh Valley (the “Bank”), and is also a member of Red Bird Associates, LLC.  His business address is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania.  During the last five years, Mr. Banko, III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, Mr. Banko, III may be deemed to beneficially own an aggregate of 499,989 Shares as detailed in Item 5.

Of the 499,989 Shares that may be deemed beneficially owned by Mr. Banko, III, 469,629 Shares were acquired from the Estate of Frank Banko (the “Estate”), Mr. Banko, III’s deceased father, pursuant to the laws of inheritance, effective July 12, 2012 and 30,360 Shares were previously owned by Mr. Banko, III.  As to Mr. Banko, the securities had been held for many years and, prior to his death, he had been subject to the reporting requirements of Section 16(a) due to his status as a director of the Company.

Item 4.	Purpose of Transaction

Mr. Banko, III acquired his Shares from the Estate, as described in Item 3 above.  At the present time, Mr. Banko, III, both individually and as a member of Red Bird Associates, LLC does not plan any significant acquisitions or dispositions of Company securities.  He may, however, periodically acquire or dispose of Company securities as circumstances dictate.  Mr. Banko, III is a Director of the Company and, if required, he intends to vote his common stock in favor of plans, transactions and matters which he supports.  At this time, however, Mr. Banko, III does not have any plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in present capitalization or dividend policy of the Company; change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments which would impede the acquisition or control of the Company by any person; causing the common stock to be authorized for quotation on NASDAQ or eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar actions.

Table of Contents

CUSIP No. 290791102

Item 5.	Interest in Securities of the Issuer

On July 12, 2012, Mr. Banko, III may be deemed to have beneficial ownership in 499,989 Shares of Company common stock, representing 6.96% of the outstanding Shares as of July 12, 2012.  Of this amount, Mr. Banko, III holds 494,389 Shares individually and he has the sole power to vote and dispose of those Shares.

Mr. Banko, III is a member of Red Bird Associates, LLC, a real estate holding company owned by certain directors and executive officers of the Company.  The members have the right, authority and responsibility to manage the operations and affairs of Red Bird Associates, LLC and its business.   All decisions requiring the consent or action of the members are effective if agreed to by a majority of the members.  Therefore, Mr. Banko, III shares power to vote and dispose of all 5,600 Shares owned by Red Bird Associates, LLC.

Except as described herein, during the previous 60 days, Mr. Banko, III has not engaged in any transactions involving Company common stock.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Banko, III is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 23, 2012	/s/ Frank Banko III
Frank Banko III